Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Computation of Earnings Per Share
(In thousands, except per share data, unaudited)

	Three Months ended March 31,
	2009	2008
Basic
Earnings:
Net income attributable to common shareholders	$6,240	$4,323

Shares:
Average common shares outstanding	8,306	8,190

Basic earnings per common share	$0.75	$0.53

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$6,240	$4,323

Shares:
Average common shares outstanding	8,306	8,190
Potentially dilutive common shares outstanding	369	563
Diluted average common shares outstanding	8,675	8,753

Diluted earnings per common share	$0.72	$0.49

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for the three months ended March 31, 2009 excluded from the denominator 401,300 options and 189,000 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for the three months ended March 31, 2008 excludes from the denominator 128,000 options and 234,000 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.